Subject to Completion, Pricing Supplement dated February 14, 1996

PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 43 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                             March  , 1996
                                                                Rule 424(b)(3)
                                 $   ,000,000

                           Morgan Stanley Group Inc.
                      GLOBAL MEDIUM-TERM NOTES, SERIES D
            EURO FIXED RATE SENIOR BEARER CASH EXCHANGEABLE NOTES
                              DUE MARCH   , 2002

                  Exchangeable for an Amount in U.S. Dollars
                 Determined by Reference to the Market Price
                         of the Ordinary Shares of the
                           DAIMLER-BENZ CORPORATION

The Global Medium-Term Notes, Series D (Euro Fixed Rate Senior Bearer Cash
Exchangeable Notes Due March   , 2002) described in this Pricing Supplement
(the "Notes") will not be redeemable at the option of Morgan Stanley Group Inc. (the "Company") prior to the Maturity Date other than as described below or under the circumstances described under "Description of Notes - Tax Redemption" in the accompanying Prospectus Supplement.

The Notes will be issued only in bearer form, which form is further described under "Description of Notes - Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. Notes in bearer form will not be exchangeable at any time for Notes in registered form at the option of the holder.

The Notes will bear interest at the rate of   % per annum payable annually on
March    of each year (each an "Interest Payment Date") commencing March   ,
1997. The Notes will be issued in minimum denominations of $1,000 and will mature on March , 2002.

On any Exchange Date (as defined herein), the holder of a Note will have the right (the "Exchange Right"), upon completion by the holder and acknowledgment by the Company and the Calculation Agent of an Official Notice of Exchange prior to 11:00 a.m. London time on such date, to exchange each $1,000 principal amount of such Note for an amount in U.S. Dollars equal to the
Market Price (as defined herein) on such date of    ordinary shares (as
further defined herein, the "Share Exchange Ratio") of Daimler-Benz Corporation ("Daimler-Benz") converted into U.S. Dollars at the Currency Exchange Rate (as defined herein) on such date. The Share Exchange Ratio will be adjusted for certain corporate events. See "Adjustments to Share Exchange Ratio" in this Pricing Supplement. An Exchange Date will be any day that is both a London Stock Exchange Trading Day and a Frankfurt Stock Exchange Trading Day (each as defined herein) that falls during the period beginning 30 days after the Original Issue Date and ending on the day prior to the earlier of the Maturity Date and any redemption date.

On or after March , 1998, the Company may call the Notes, in whole but not in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest to but not including the redemption date.

Daimler-Benz is neither affiliated with the Company nor involved in this offering of the Notes. The Market Price of the Ordinary Shares (as defined herein) on the date of this Pricing Supplement converted into U.S. Dollars at
the rate of    DM per $1 was $        (the "Initial U.S. Dollar Market Price").

The Company will cause any adjustments to the Share Exchange Ratio to be determined by the Calculation Agent for Chemical Bank, as Trustee under the Senior Debt Indenture.

The Notes are further described below and in the Prospectus Supplement under "Description of Notes - Fixed Rate Notes" and "- Notes Linked to Commodity Prices, Equity Indices or Other Factors."

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-4 and PS-5 herein.

Application will be made to list the Notes on the London Stock Exchange. It is not possible to know whether the Notes will trade in the secondary market or if such market will be liquid or illiquid.


                                 PRICE       %

                                        Agent's
                Price to Public      Commissions(1)      Proceeds to Company
               -----------------    ----------------    ---------------------
Per Note...            %                   %                      %
Total......        $                    $                     $

_______________
(1) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                             MORGAN STANLEY & CO.
                                International


Information contained in this preliminary pricing supplement is subject to completion or amendment. These securities may not be delivered prior to the time a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.



Principal Amount:..............  $  ,000,000

Maturity Date:.................  March  , 2002

Specified Currency:............  U.S. Dollars.  Unless other specified, in this Pricing Supplement all references to (i) "$" are to U.S. Dollars and (ii) "marks" or "DM" are to the German mark, the legal currency of the Federal Republic of Germany.

Interest Rate:.................     % per annum

Interest Payment Dates:........  March    in each year, commencing March  ,
                                 1997

Issue Price:...................  100%

Original Issue Date
  (Settlement Date):...........  March  , 1996

Senior Note or Subordinated
 Note:.........................  Senior

Minimum Denominations:.........  $1,000

Trustee:.......................  Chemical Bank, N.A. (London branch)

Clearing:......................  Euroclear/Cedel

Common Code:...................

ISIN:..........................

Exchange Right:................  On any Exchange Date, the holders of Notes will be entitled upon completion by the
                                 holder and acknowledgment by the Company and
                                 the Calculation Agent of an Official Notice
                                 of Exchange (in the form of Annex A attached
                                 hereto) prior to 11:00 a.m. London time on
                                 such date and delivery on such date of such
                                 Notes to the Trustee, to exchange each $1,000 principal amount of Notes for an amount in U.S. Dollars equal to the Market Price on
                                 such date of          Ordinary Shares (the
                                 "Share Exchange Ratio ") of Daimler-Benz, subject to adjustment as described under "Adjustments to the Share Exchange Ratio" below, converted into U.S. Dollars at the Currency Exchange Rate on such date. Upon the exercise of such Exchange Right, holders of such exchanged Notes shall not be entitled to receive accrued but unpaid interest thereon. Such payment will be made 3 Business Days after any Exchange Date, subject to delivery of such Notes to the Trustee on the Exchange Date. If the Notes are represented by a global note, such notice of exchange may be given by the holder of a Note to the Company via Euroclear and/or Cedel, as the case may be, in such manner and at such time as the Company and Euroclear and/or Cedel, as the case may be, may approve for this purpose.

                                 The Company shall, or shall cause the
                                 Calculation Agent to, deliver such cash to the Trustee for delivery to the holders.


Share Exchange Ratio...........                , subject to adjustment for
                                 certain corporate events. See "Adjustments to Share Exchange Ratio" below.

Exchange Date..................  Any day that is both a London Stock Exchange
                                 Trading Day and a Frankfurt Stock Exchange
                                 Trading Day and that falls during the period beginning 30 days after the Original Issue Date and ending on the day prior to the earlier of the Maturity Date and any redemption date.

Redemption of the Notes........  The Notes are not redeemable at the option of the Company prior to the Maturity Date other
                                 than as described below or under the
                                 circumstances described under "Description of Notes - Tax Redemption" in the accompanying
                                 Prospectus Supplement.   On or after March  ,
                                 1998, the Company may redeem the Notes, in
                                 whole but not in part, upon not less than 30
                                 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to but not including the redemption date.
                                 Notice of any such redemption will be given
                                 as described under "Optional Redemption" in
                                 the accompanying Prospectus Supplement.   If
                                 the Notes are so called for redemption, the
                                 cash to be delivered to holders of Notes will be delivered on the redemption date. The Company shall, or shall cause the Calculation Agent to, deliver such cash to the Trustee
                                 for delivery to the holders.   Holders of the
                                 Notes will continue to be entitled to
                                 exercise the Exchange Right, as described under "Exercise Right" above, until 11:00 a.m. London time on the Exchange Date immediately preceding the redemption date.

Market Price:..................  The Market Price for any Exchange Date means the official closing price for the Ordinary
                                 Shares as reported by the Frankfurt Stock
                                 Exchange. If the official closing price is not available pursuant to the preceding sentence, the Market Price for any Exchange Date shall be the mean, as determined by the Calculation Agent, of the bid prices for the Ordinary Shares obtained from as many dealers in such shares, but not exceeding three, as will make such bid prices available to the Calculation Agent after 1:30 p.m. Frankfurt time on such Exchange Date.

Ordinary Shares:...............  The ordinary shares, nominal value DM 50 per share, of Daimler-Benz.

Currency Exchange Rate:........  For any Exchange Date, the Currency Exchange
                                 Rate between the mark and the U.S. Dollar shall be determined by the Calculation Agent by obtaining the mark/U.S. Dollar Exchange Rate for such day from Reuter's Page "WMRH" (or, any successor page) at approximately 4:00 p.m. London time (the "Reuter's Quote"); provided that if no Reuter's Quote is shown for such day, the Currency Exchange Rate between the mark and the U.S. Dollar shall be determined by the Calculation Agent by obtaining the mark/U.S. Dollar Exchange Rate (at which a leading foreign exchange dealer selected by the Calculation Agent (a "Reference Dealer") is willing to purchase marks and sell U.S. dollars) for such day from three Reference Dealers at approximately 4:30 p.m. London time (or if quotes are unavailable from three Reference Dealers, from two such dealers) and calculating the arithmetic mean of such quotes.

Frankfurt Stock Exchange
  Trading Day:.................  A day on which trading is generally conducted on the Frankfurt Stock Exchange, as determined by the Calculation Agent and on which a Market Disruption Event has not occurred.

London Stock Exchange Trading
  Day:.........................  A day on which trading is generally conducted on the London Stock Exchange
                                 Limited (the "London Stock Exchange"), as determined by the Calculation Agent.

Calculation Agent:.............  Morgan Stanley & Co. International Limited
                                 ("MS & Co International").

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Share Exchange Ratio or determining the Market Price or the Currency Exchange Rate or whether a Market Disruption Event has occurred. See "Currency Exchange Rate" above and "Adjustment to the Share Exchange Ratio" and "Market Disruption Event" below. MS & Co. International is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.


Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Company is not affiliated with
                                 Daimler-Benz and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning Daimler-Benz, corporate events of Daimler-Benz, including those described below in "Adjustments to the Share Exchange Ratio," are beyond the Company's ability to control and are difficult to predict.

                                 Daimler-Benz is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason. Daimler-Benz will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                 There can be no assurance as to how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. At issuance, the Notes will be listed on the London Stock Exchange. However, there can be no assurance that the Notes will not later be delisted or that trading in the Notes on the London Stock Exchange will not be suspended. In the event of a delisting or suspension of trading in the Notes, the Company will use its best efforts to list the Notes on another securities exchange. The Notes will not be redeemable as a result of any such delisting or suspension of trading. If the Notes are not listed or traded on any securities exchange or if trading of the Notes is suspended, pricing information for the Notes may be more difficult to obtain, and the liquidity and market prices of the Notes may be adversely affected.

                                 The market value for the Notes will be
                                 affected by a number of factors independent of the creditworthiness of the Company and the value of the Ordinary Shares, including, but not limited to, the volatility of the Ordinary Shares, the dividend rate on the Ordinary Shares, Daimler-Benz's financial results and prospects, market interest and yield rates, the mark/U.S. Dollar exchange rate and the time remaining to any redemption date or the Maturity Date. In addition, the value of the Ordinary Shares depends on a number of interrelated factors, including economic, financial and political events in Germany and elsewhere, including factors affecting capital markets generally, the stock exchanges on which the Ordinary Shares are traded and the market segment of which Daimler-Benz is a part. The market value of the Notes is expected to depend in part on the extent of the appreciation, if any, of the U.S. Dollar equivalent of the Market
                                 Price of the Ordinary Shares above the
                                 Initial U.S. Dollar Market Price. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the accreted principal amount thereof, if, at such time, the U.S. Dollar equivalent of the Market
                                 Price of the Ordinary Shares is below, equal to or not sufficiently above the Initial U.S. Dollar Market Price. The historical Market Prices of the Ordinary Shares should not be taken as an indication of the Ordinary Shares's future performance during the term of any Note.

                                 In order to exercise the Exchange Right, a holder of the Notes must complete an Official Notice of Exchange prior to the time at which the Market Price and the Currency Exchange Right with respect to such exercise will be determined. Consequently, such holder will not be able to determine, at the time of completing such Official Notice of Issuance, the exact amount due, upon such exercise.

                                 Fluctuations in the exchange rate between the mark and the U.S. dollar will affect the U.S. Dollar equivalent of the Market Price of the Ordinary Shares on the Frankfurt Stock Exchange and, as a result, may consequently affect the market value of the Notes. See "Currency Exchange Rates" and "Historical Currency Exchange Rates."

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Share Exchange Ratio that may influence the amount of cash receivable upon exercise of the Exchange Right. See "Adjustments to the Share Exchange Ratio" and "Market Disruption Event."

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation - Foreign
                                 Holders" in the accompanying Prospectus
                                 Supplement.

Adjustments to the Share
  Exchange Ratio:.............   The Share Exchange Ratio will be
                                 adjusted as follows:

                                 1.  If the Ordinary Shares are subject to a
                                 stock split or reverse stock split, then once such split has become effective, the Share Exchange Ratio will be adjusted to equal the product of the prior Share Exchange Ratio and the number of shares issued in such stock split or reverse stock split with respect to one Ordinary Share.

                                 2.  If the Ordinary Shares are subject to a
                                 stock dividend (issuance of additional
                                 Ordinary Shares) that is given ratably to all holders of Ordinary Shares, then once the dividend has become effective and the Ordinary Shares are trading ex-dividend, the Share Exchange Ratio will be adjusted so that the new Share Exchange Ratio shall equal the prior Share Exchange Ratio plus the product of (i) the number of shares issued with respect to one Ordinary Share and (ii) the prior Share Exchange Ratio.

                                 3.   There will be no adjustments to the
                                 Share Exchange Ratio to reflect cash
                                 dividends or other distributions paid with respect to the Ordinary Shares other than distributions described in paragraphs 1 or 2 above or in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to the Ordinary Shares will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for the Ordinary Shares by an amount equal to at least 10% of the Market Price of the Ordinary Shares on the Frankfurt Stock Exchange Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to the Ordinary Shares, the Share Exchange Ratio with respect to the Ordinary Shares will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Share Exchange Ratio will equal the product of (i) the then current Share Exchange Ratio and
                                 (ii) a fraction, the numerator of which is the Market Price on the Frankfurt Stock Exchange Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Frankfurt Stock Exchange Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for the Ordinary Shares will equal (i) in the case of cash dividends or other distributions that constitute annual dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for the Ordinary Shares or (ii) in the case of cash dividends or other distributions that do not constitute annual dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Ordinary Shares described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall only cause an adjustment to the Share
                                 Exchange Ratio pursuant to clause (v) of paragraph 5.

                                 4. If Daimler-Benz issues rights or warrants to all holders of Ordinary Shares to subscribe for or purchase Ordinary Shares at an exercise price per share less than the Market Price of the Ordinary Shares on (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Notes, then the Share Exchange Ratio will be adjusted to equal the product of the prior Share Exchange Ratio and a fraction, the numerator of which shall be the number of Ordinary Shares outstanding on the date of issuance of such rights or warrants, immediately prior to such issuance, plus the number of additional Ordinary Shares offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of Ordinary Shares outstanding on the date of issuance of such rights or warrants, immediately prior to such issuance, plus the number of additional Ordinary Shares which the aggregate offering price of the total number of Ordinary Shares so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                 5. If (i) there occurs any reclassification or change of Ordinary Shares, (ii) Daimler-Benz, or any surviving entity or subsequent surviving entity of Daimler-Benz (an "Daimler-Benz Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Daimler-Benz or any
                                 Daimler-Benz Successor with another
                                 corporation occurs (other than pursuant to clause (ii) above), (iv) Daimler-Benz is liquidated, (v) Daimler-Benz issues to all of its shareholders equity securities of an issuer other than Daimler-Benz (other than in a transaction described in clauses (ii),
                                 (iii) or (iv) above) (a "Spin-off Event") or
                                 (vi) a tender or exchange offer is
                                 consummated for all or some of the
                                 outstanding Ordinary Shares by Daimler-Benz
                                 (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable upon exchange at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note, an amount in cash equal to the product of (x) the Share Exchange Ratio and (y) the Transaction Value (as defined below) of any securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the Ordinary Share with respect to which the spun-off security was issued (collectively, the "Exchange Property"); provided that, if upon consummation of any such Reorganization Event the Exchange Property consists only of cash, the maturity date of the Notes will be deemed to be accelerated to the date on which such cash is distributed to holders of Ordinary Shares; and provided further, that in the event of a partial tender or exchange offer by Daimler-Benz with respect to the Ordinary Shares, the Exchange Property will be deemed to include cash or other property paid by Daimler-Benz in the tender or exchange offer in an amount determined as if Daimler-Benz had purchased or exchanged Ordinary Shares in the proportion in which all Ordinary Shares were purchased or exchanged from the holders thereof. "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per Ordinary Share, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value of such Exchange Property received for each Ordinary Share at the date of the receipt of such Exchange Property, as determined by the Calculation Agent and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price per share of such security at the maturity of the Notes multiplied by the quantity of such security received for each Ordinary Share.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer by Daimler-Benz for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by Daimler-Benz in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 No adjustments to the Share Exchange Ratio will be required unless such adjustment would require a change of at least 0.1% in the Share Exchange Ratio then in effect. The Share Exchange Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Share Exchange Ratio will be mandatorily required other than those specified above. However, the Company may, at its sole discretion, cause the Calculation Agent to make additional adjustments to the Share Exchange Ratio to reflect changes occurring in relation to the Ordinary Shares or any other Exchange Property in other circumstances where the Company determines that it is appropriate, but only in order to reflect such changes, and not with the aim of spreading investment risk. The adjustments specified above do not cover all events that could affect the Market Price of the Ordinary Shares.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the Share
                                 Exchange Ratio and of any related
                                 determinations, calculations or valuations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations, calculations and valuations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Share Exchange Ratio upon written request by any holder of the Notes.

Market Disruption Event:.......  "Market Disruption Event" means, with respect to the Ordinary Shares:

                                  (i) a suspension, absence or material
                                 limitation of trading of the Ordinary Shares on the primary market for the Ordinary Shares for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to the Ordinary Shares, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                  (ii) a determination by the Calculation
                                 Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant contract will not constitute a Market Disruption Event, (3) a suspension of trading in an options contract on the Ordinary Shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to the Ordinary Shares and (4) an "absence of trading" on the primary securities market on which options contracts related to the Ordinary Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Daimler-Benz; Ordinary Shares;
Public Information.............  According to publicly available documents,
                                 Daimler-Benz, a corporation organized under the laws of Germany, is engaged, together with its subsidiaries, in manufacturing passenger cars, commercial vehicles, rail systems, energy systems, aircraft, space systems, defense and civil systems and is also engaged in information technology services. The Ordinary Shares (and related American depositary shares) are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission is available at the offices of the Commission specified under "Available Information" in the accompanying Prospectus. In addition, information regarding Daimler-Benz may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports. Such information is not incorporated by reference herein.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO THE
                                 NOTES OFFERED HEREBY AND DOES NOT RELATE TO
                                 THE ORDINARY SHARES OR OTHER SECURITIES OF
                                 DAIMLER-BENZ.  ALL DISCLOSURES CONTAINED IN
                                 THIS PRICING SUPPLEMENT REGARDING
                                 DAIMLER-BENZ ARE DERIVED FROM THE PUBLICLY
                                 AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO THE INFORMATION PROVIDED THEREIN. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING DAIMLER-BENZ ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR
                                 COMPLETENESS OF THE PUBLICLY AVAILABLE
                                 DOCUMENTS DESCRIBED IN THE PRECEDING
                                 PARAGRAPH) THAT WOULD AFFECT THE TRADING
                                 PRICE OF THE ORDINARY SHARES (AND THEREFORE
                                 THE INITIAL U.S. DOLLAR MARKET PRICE AND THE
                                 SHARE EXCHANGE RATIO) HAVE BEEN PUBLICLY
                                 DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING DAIMLER-BENZ COULD AFFECT THE VALUE RECEIVED ON ANY EXCHANGE DATE WITH RESPECT TO THE
                                 NOTES AND THEREFORE THE TRADING PRICES OF THE NOTES.

                                 NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY PURCHASER OF NOTES AS TO THE PERFORMANCE OF THE ORDINARY SHARES.

                                 The Company or its affiliates may presently or from time to time engage in business with Daimler-Benz including extending loans to, or making equity investments in, Daimler-Benz or providing advisory services to Daimler-Benz, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Daimler-Benz and, in addition, one or more affiliates of the Company may publish research reports with respect to
                                 Daimler-Benz. The Company does not make any representation to any purchaser of Notes with respect to any matters whatsoever relating to Daimler-Benz. Any prospective purchaser of a Note should undertake an independent investigation of Daimler-Benz as in its judgment is appropriate to make an informed decision with respect to an investment in the Ordinary Shares.

Historical Information.........  According to publicly available documents, the capital stock of Daimler-Benz consists solely of Ordinary Shares with a nominal value of DM 50 each, which are issued only in bearer form. The principal trading market of the Ordinary Shares is the Frankfurt Stock Exchange. The Ordinary Shares are also traded on the other German stock exchanges in Berlin, Bremen, Dusseldorf, Hamburg, Hannover, Munchen and Stuttgart and on the stock exchanges of Basel, Geneva, Zurich, London, Paris, Tokyo and Vienna.

                                 The following table sets forth the high and low closing sales prices and average daily volume for the Ordinary Shares on the Frankfurt Stock Exchange for the periods indicated, as reported by the Frankfurt Stock Exchange. Such high and low closing sales prices are stated in marks. See "Risk
                                 Factors - Currency Exchange Rates"  for
                                 information with respect to exchange rates applicable during the periods set forth below.

                                                                             Gross
                                                                          Annual Cash
                                        Price (in Marks)                 Dividends per        Average Daily
                                     Per Ordinary Share<F1>                Ordinary              Volume
                                   ------------------------------    -------------------    -----------------
                                        High            Low                Share<F2>             (000's)<F1>
                                   -------------------------------    -------------------    -----------------
Calendar Year
1993                                                                        20.089
First Quarter                           619.66        525.90                                     880.3
Second Quarter                          614.53        544.08                                     946.6
Third Quarter                           757.49        595.56                                     953.7
Fourth Quarter                          835.83        687.93                                     898.3
1994                                                                        11.303
First Quarter                           865.97        769.15                                    1025.2
Second Quarter                          901.04        694.00                                     743.0
Third Quarter                           841.00        710.50                                     788.7
Fourth Quarter                          789.00        717.10                                     551.6
1995                                                                        15.714
First Quarter                           762.00        607.00                                     740.4
Second Quarter                          701.00        610.00                                     741.6
Third Quarter                           751.00        635.00                                     630.9
Fourth Quarter                          732.50        659.00                                     548.3
1996                                                                          --
First Quarter                           824.5         722.00                                    1175.1
(though February
12, 1996)

------------
(1) Source:  Datastream

(2)Source:  Bloomberg Financial Markets

                                 The historical information, including the market prices and average daily trading volumes listed above, has been derived from publicly disseminated information that the Company believes to be accurate. Neither the Company nor the Agent makes any representation as to the accuracy of such information. The historical prices of the Ordinary Shares should not be taken as an indication of future performance, and no assurance can be given that the price of the Ordinary Shares will increase sufficiently to cause the beneficial owners of the Notes to receive an amount in excess of the principal amount thereof.

Historical Currency Exchange
  Rate........................   Fluctuations in the exchange rate between
                                 the mark and the U.S. Dollar will affect the U.S. Dollar equivalent of the Market Price of the Ordinary Shares and, as a result, are likely to affect the market price of the Notes. The following table sets forth, for the periods indicated, the period-end, average, high and low exchange rate for the purchase of U.S. dollars, expressed in marks per $1.


                                    Yearly Average Exchange Rates
                                         (amounts in DM)(3)
                        ----------------------------------------------------
                        Year ended    Period
                        December 31,    end     High        Low      Average
                        -----------   ------    ------     ------    -------
                        1991          1.5150    1.8360     1.4457    1.6592
                        1992          1.6190    1.6724     1.3900    1.5614
                        1993          1.7365    1.7405     1.5663    1.6537
                        1994          1.5498    1.7649     1.4920    1.6211
                        1995          1.4365    1.5621     1.3530    1.4325
                        First Quarter 1996
                          (through
                          February 12, 1996)    1.4919     1.4360    1.4658
--------------
(3) Source: Datastream

                                 On February 12, 1996, the exchange rate was DM 1.4764 per $1. The information presented in this Pricing Supplement relating to the exchange rate of the U.S. Dollar as compared to the mark is furnished as a matter of information only. The mark has been subject to fluctuations in the past and may be subject to significant fluctuations in the future. The fluctuations in the U.S. Dollar/mark exchange rate that have occurred in the past are not necessarily indicative of fluctuations in that rate that may occur over the term of the Notes.

                                 The spot exchange rates between the mark and U.S. Dollar are at any moment a result of the supply of and demand for the currencies being compared, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Germany and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Germany, the United States and other countries important to international trade and finance.

European Monetary Union........  Germany is a party to the treaty establishing the European Community (the "EC"), as amended by the treaty on European Union (the "Treaty"). The Treaty provides that at or before January 1, 1999, and subject to the fulfillment of certain conditions, the ECU (currently a basket or index currency valued on the basis of specified amounts of the currencies of 12 of the 15 member countries of the EC) may become a currency in its own right, replacing all or some of the 15 currencies of the member countries of the EC, including the mark. Such new single European currency is expected to be named the Euro.

                                 If, pursuant to the Treaty, the mark is
                                 replaced by a new single European currency and the Ordinary Shares are then quoted in such single European currency in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty, the amount in U.S. Dollars to be received upon an exchange of the Notes shall be calculated by reference to the U.S. Dollar equivalent of the single European currency Market Price of the Ordinary Shares.

                                 The spot exchange rates between such new single European currency and the U.S. Dollar would be affected by economic and political developments throughout those member countries of the EC participating in the European monetary union.

Use of Proceeds and Hedging:...  The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

                                 On the date of this Pricing Supplement, the Company, through its subsidiaries, may hedge its anticipated exposure in connection with the Notes by taking positions in the Ordinary Shares, in options contracts on the Ordinary Shares listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging. In the event that the Company pursues such a hedging strategy, the price at which the Company is able to purchase such positions may be a factor in determining the Share Exchange Ratio. Purchase activity could potentially increase the prices of the Ordinary Shares, and therefore effectively increase the level to which the Ordinary Shares must rise before a holder of a Note will receive more than the accreted principal amount upon the exchange of such Note. Although the Company has no reason to believe that its hedging activity will have a material impact on the price of the Ordinary Shares or such options, there can be no assurance that the Company will not affect such prices as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above and other available securities and instruments.

Supplemental Information
  Concerning Plan of
  Distribution.................  Each Agent has represented and agreed that
                                 (i) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of the Notes to listing in accordance with Part IV of the Financial Services Act 1986 (the "Financial Services Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act (Investment Advertisements) (Exemption) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.




                                                                       ANNEX A


                          OFFICIAL NOTICE OF EXCHANGE

                        Dated:[At least 30 days after the Original Issue Date]


Morgan Stanley Group Inc.
1251 Avenue of the Americas
New York, New York  10022

Morgan Stanley & Co. International Limited, as
  Calculation Agent




Dear Sirs:

         The undersigned holder of the Global Medium-Term Notes, Series D (Euro Fixed Rate Senior Bearer Cash Exchangeable Notes Due March , 2002) (Exchangeable for an Amount in U.S. Dollars Determined by Reference to the Market Price of the Ordinary Shares of the Daimler-Benz Corporation) of Morgan Stanley Group Inc. (the "Notes") hereby irrevocably elects to exercise with respect to the principal amount of the Notes indicated below, as of the date hereof (or, if this letter is received after 11:00 a.m. on any Exchange Date, as of the next London Stock Exchange Trading Day, provided that such day is prior to the earlier of March , 2002 and any redemption date) the Exchange
Right as described in Pricing Supplement No.    dated March   , 1996 (the
"Pricing Supplement") to the Prospectus Supplement dated March 29, 1995 and the Prospectus dated March 29, 1995 related to Registration Statement No. 33-57833. Capitalized terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this notice in the place provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon the Company will deliver cash 3 Business Days after the Exchange Date in accordance with the terms of the Notes, as described in the Pricing Supplement.


                                              Very truly yours,


                                              ________________________________
                                                [Name of Holder]


                                              By:_____________________________
                                                 [Title]


                                              ________________________________
                                                 [Fax No.]

                                              $_______________________________
                                                 Principal Amount of Notes
                                                   surrendered for exchange



Receipt of the above Official
Notice of Exchange is hereby acknowledged

MORGAN STANLEY GROUP INC., as Issuer

MORGAN STANLEY & CO. INTERNATIONAL LIMITED, as Calculation Agent


By MORGAN STANLEY & CO. INTERNATIONAL LIMITED, as Calculation Agent


By:____________________________________________
    Title:


Date and time of acknowledgement_______________